Exhibit 99.1

NorZinc Updates 2019 Plans for Newfoundland Projects

NZC-TSX
NORZF-OTCQB

VANCOUVER, Jan. 3, 2019 /CNW/ - NorZinc Ltd. (TSX NZC; OTCQB NORZF) ("NorZinc" or "the Company") is pleased to provide an update on 2019 plans for the Company's 100%-owned base metal projects in Newfoundland. Plans for 2019 include:

  Reduce land holdings and maintain the core land position that includes:
    3 base metal deposits having National Instrument (NI) 43-101 compliant resource estimates; and
    the Tulks East historic base metal resource.
  Advance specific economic and structural studies on the Lemarchant deposit.
  Consider optioning out key land holdings with high gold exploration potential.

Base Metal Deposits

NorZinc's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond or utilizing a number of NorZinc's deposits that could be developed simultaneously and processed in a central milling facility.

The Company holds three, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide ("VMS") deposits with NI 43-101 compliant resources, and which have excellent potential for expansion. NorZinc intends to focus its exploration on priority targets at these three established deposits with the aim of increasing the resource base. Current NI 43-101 compliant resources are:

Deposit	Category	Tonnes	Cutoff	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	Barite (%)
Lemarchant 1.	Indicated	2,420,000	4% ZnEq	6.15	1.60	0.68	1.22	64.04	23.53
	Inferred	560,000	4% ZnEq	4.68	1.08	0.45	1.06	44.67	13.11

Boomerang-	Indicated	1,365,000	1% Zn	7.1	3.0	0.5	1.7	110	-
Domino 2.	Inferred	690,000	1% Zn	6.5	2.8	0.4	1.0	95	-

Long Lake 3.	Indicated	480,000	7% ZnEq	7.8	1.6	0.97	0.57	49.0	-
	Inferred	78,000	7% ZnEq	5.7	1.2	0.70	0.48	34.0	-
1.	NI 43-101 Technical Report filed on SEDAR by NorZinc Ltd., October 2018, Mercator Geological Services Limited.
2.	NI 43-101 Technical Report filed on SEDAR by Messina Minerals Inc., August 2007, Snowden Mining Industry Consultants Inc.
3.	NI 43-101 Technical Report filed on SEDAR by Messina Minerals Inc., April 2012, SRK Consulting (Canada) Inc.

In addition, the Company is reviewing its Tulks East claim block where a recently completed gravity geophysical survey in the immediate vicinity of the Tulks East deposit area has generated additional exploration targets. The Tulks East deposit has a historical resource of 4.3 million tonnes of pyritic sulphide mineralization (Lens A) 2.9% Zn, 0.2% Pb, 0.4% Cu and 14.7 g/t Ag and 0.3 million tonnes of pyritic sulphide mineralization (Lens B) grading 10.3% Zn, 1.3% Pb, 0.8% Cu, 81.2 g/t Ag and 0.68 g/t Au. Drilling by the Company in 2014 demonstrated that base metal grades in Lens A increased with depth and down-plunge.

The Tulks East historical resource was estimated by Noranda in 1998 but a Qualified Person, as defined by NI 43-101, has not done sufficient work to classify this historical estimate as current mineral resources. NorZinc is not treating the historical estimate as current mineral resources, as defined by NI 43-101, and the historical estimate should not be relied upon.

Gold Exploration

NorZinc holds some key ground that covers a regional, gold-bearing structural corridor that hosts Marathon Gold Corp's Valentine Lake gold deposits (35 kilometres SE) and Antler Gold's recently discovered gold occurrences at its Wilding Lake project located adjacent to NorZinc. Work by Marathon and others has demonstrated that this structural trend is capable of hosting significant gold mineralizing systems in what appears to be an emerging gold camp. The Company is evaluating and considering optioning out its land holdings with high gold exploration potential.

Resource Focus

Since acquiring the Newfoundland assets the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The majority of the claims are reaching their 20th year of ownership, at which time assessment and license costs increase by 80%. As part of the exploration process and claim evaluation, the Company plans to reduce claims that are not proximal to the established resources or part of the 2019 plan.

Qualified Person

For the purposes of this news release, Mr. Michael J. Vande Guchte, P. Geo., Vice President Exploration NL of NorZinc is the designated non-Independent Qualified Person and has reviewed and approved the technical and scientific contents of this press release.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 03-JAN-19